ANNUAL INFORMATION FORM

For the year ended December 31, 2014

Dated March 11, 2015

Annual Information Form for the Year Ended December 31, 2014

Annual Information Form for the Year Ended December 31, 2014

Tahoe Resources Inc.

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS

In this Annual Information Form (“AIF”), the following words and phrases have the following meanings unless the context otherwise requires:

“Acquisition” means the acquisition by the Company of the Escobal mine Assets in accordance with the terms and conditions of the Transaction Agreement;

“Arrangement” means the means the arrangement involving the Company and Rio Alto under the provisions of the BCA, on the terms and conditions set forth in the plan of arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the applicable provisions of the plan of arrangement or made at the direction of the court in the final order;

“Arrangement Agreement” means the arrangement agreement dated February 9, 2015 between the Company and Rio Alto with respect to the Arrangement, as amended or supplemented from time to time;

“Audit Committee” means the Audit Committee of the Board;

“Award” means an award of Deferred Shares or Restricted Shares under the Share Option and Share Incentive Plan;

“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“Board” means the board of directors of the Company;

“Blattman Brothers” means Blattman Brothers Consulting Inc., LLC, an independent engineering consulting firm;

“Company” means Tahoe Resources Inc. together with, unless the context indicates otherwise, all of its subsidiaries;

“Compensation Committee” means the Compensation Committee of the Board;

“CSA” means the Canadian Securities Administrators;

“Deferred Shares” means Shares subject to Awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“Entre Mares” means Entre Mares de Guatemala, S.A.;

“ERHL” means Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados which is owned by the Company;

“Escobal Exploitation license” means the exploitation license (concession) on which the Escobal vein and Escobal mine are located.

“Escobal Feasibility Study” or “November 2014 Feasibility Study” means the independent technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study – Southeastern Guatemala” issued on November 5, 2014, with effective dates of January 23, 2014 for the Escobal Mineral Resource and July 1, 2014 for the Escobal Mineral Reserve. The November 2014 Feasibility Study was prepared under the guidance of Mr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation, together with Mr. Daniel Roth, P.E., of M3, Mr. Thomas L. Drielick, P.E., of M3, Mr. Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm, Mr. Matthew Blattman, P.E., of Blattman Brothers Consulting, LLC, an independent mining consulting firm and Mr. Jack Caldwell, P.E., of Robertson GeoConsultants Inc., an independent mining consulting firm, all Qualified Persons under NI 43-101;

“Escobal mine” means the mining project comprised of the Escobal mine Assets;

“Escobal mine Assets” means those assets exclusively used in or related to the Escobal mine;

“Escobal vein” means the zone of mineralization on the Escobal exploitation license that contains the Mineral Resources and Mineral Reserves for the Escobal mine;

Annual Information Form for the Year Ended December 31, 2014

“GHBL” means Goldcorp Holdings (Barbados) Ltd., a Barbados company that is an indirect wholly-owned subsidiary of Goldcorp;

“GHL” means Guatemala Holdings Ltd., a Cayman Islands company that is an indirect wholly-owned subsidiary of Goldcorp;

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.;

“MARN” means the Ministry of Environment and Natural Resources of Guatemala;

“MDA” means Mine Development Associates, an independent mining consulting firm;

“MEM” means the Ministry of Energy and Mines of Guatemala;

“M3” means M3 Engineering & Technology Corporation, an independent mining and engineering consulting firm;

“Minera San Rafael” or “MSR” means Minera San Rafael, S.A., a Guatemala corporation that is owned by ERHL and Tahoe Swiss AG, a Swiss corporation that is owned by the Company;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the CSA;

“NI 52-110” means National Instrument 52-110 – Audit Committees, of the CSA;

“NYSE” means the New York Stock Exchange;

“Oasis License” means the original exploration license on which the Escobal vein is located; a portion of the Oasis licence was subsequently converted to the Escobal exploitation license in April 2013;

“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

“Plan of Arrangement” or “Arrangement” means the potential business combination between the Company and Rio Alto expected to close in 2015;

“Restricted Shares” means Shares subject to Awards that are issued but which will only be delivered to the holder of the Award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“Rio Alto” means Rio Alto Mining Limited, a Canadian company with mineral interests in Peru, and all Rio Alto Mining Limited subsidiaries involved in the Plan of Arrangement with the Company in 2015;

“Robertson” means Robertson GeoConsultants Inc., an independent engineering consulting firm;

“SEC” means the Securities and Exchange Commission of the United States of America;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com;

“Shareholders’ Agreement” means the shareholders’ agreement between the Company and affiliates of Goldcorp and entered into pursuant to the terms of the Transaction Agreement, dated as of June 8, 2010 and as amended and restated between the Company and Goldcorp on October 12, 2010, April 19, 2011 and February 9, 2015;

“Shares” means common shares without par value of the Company;

“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan;

“Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, among the Company and the Vendors relating to the acquisition by the Company of the Escobal mine Assets and including any amending agreement or instrument supplementary or auxiliary thereto;

“TSX” means the Toronto Stock Exchange; and

“Vendors” means GHBL and GHL.

Tahoe Resources Inc.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.

Au:	Gold.

Contained Ounces:	The troy ounces of metal in resources or reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material is considered uneconomic.

Development:	The preparation of a mineable deposit.

g/tonne or g/t:	Grams per metric tonne; 31.10348 grams is equal to one troy ounce.

Indicated Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

IRR:	Internal Rate of Return.

km:	Kilometre.

km2:	Square Kilometre.

Kv:	Kilovolt.

Measured Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve:

The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. The Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Annual Information Form for the Year Ended December 31, 2014

Mineral Resource:

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub- divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Mineralized:	Mineral bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

NPV:	Net Present Value.

NSR or Net Smelter Return:

Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale. For the purposes of taxes and royalties in Guatemala the cost of transportation is not deducted.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

oz/t:	Troy ounces of metal per short ton of material. One oz/t is equivalent to 34.286 grams per tonne. One short ton is equivalent to 0.907 tonne.

Pb:	Lead.

ppm:	Parts per million.

Probable Mineral Reserve(1):

The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve(1):

The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC:	Quality Assurance/Quality Control.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined Proven and Probable Mineral Reserves.

tpd:	Metric tonnes per day.

Zn:	Zinc.

(1)

The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 differ significantly from those set forth in SEC Industry Guide 7, and resource information disclosed pursuant to NI 43-101 may not be comparable to similar information disclosed by US companies. See “Interpretation and Other Information - Disclosure Standards” for more information.

Tahoe Resources Inc.

CURRENCY INFORMATION

All currency amounts in this AIF are expressed in United States (“US”) dollars, unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, (“CAD$”) during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Two Months Ended	Years Ended December 31,
	Feb. 28, 2015	2014	2013	2012
Low for the period	1.1728	1.0614	0.9839	0.9710
High for the period	1.2717	1.1643	1.0697	1.0418
Rate at the end of the period	1.2508	1.1601	1.0636	1.0051
Average noon spot rate for the period	1.2298	1.1045	1.0299	0.9996

On March 11, 2015, the Bank of Canada noon spot rate of exchange was $1.00 - CAD$0.7835.

FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF may include, but is not limited to, the following: statements related to our liquidity position, the intention to repay outstanding debt and the sufficiency of cash from operations to fund such repayment; expected working capital requirements and the sufficiency of capital resources; the completion of the business combination with Rio Alto and the expected timing thereof; the availability and sufficiency of power for operations; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; our expected community outreach and related activities for 2015; statements relating to changes in Guatemalan mining laws and regulations and the timing and results of court proceedings; the estimation of Mineral Resources and Mineral Reserves; our plan to continue the exploration, permitting, engineering, development and operation of the Escobal property and Escobal mine; our mine development plan; further development of alternative power sources at the Escobal mine; in regards to the 4500 tpd scenario, statements relating to upgrades and modifications, project costs, economics, production and timing; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities; and the timing and receipt of approvals, consents and permits under applicable legislation.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals, including the approvals required for the business combination with Rio Alto; the price of silver and other metals; our ability to operates in a safe, efficient and effective manner; the successful closing of the business combination with Rio Alto; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal mine and our limited operating and production history, risks associated with the fluctuation of the price of silver and other metals, the risk of civil unrest and political instability in Guatemala, the risk that permits to maintain and/or expand the Escobal mine cannot be retained or obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of Mineral Resources and Mineral Reserves, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, security risks including those along the concentrate transport route, environmental risks and hazards, insured and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that the dividend program may not be continued, risks associated with the repatriation of earnings, risks of negative operating cash flow, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments.

Annual Information Form for the Year Ended December 31, 2014

This forward-looking information is based on our reasonable beliefs, expectations and opinions on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. This section also uses the term Inferred Mineral Resources. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

DISCLOSURE STANDARDS

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. The SEC does not recognize resources. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by US companies.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “Probable Mineral Reserve” and “Proven Mineral Reserve”, as permitted under NI 43-101. For US reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies similar standards as NI 43-101 in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable Reserves used in NI 43-101 are similar to the definitions in the SEC Industry Guide 7. Under both NI 43-101 and SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under both NI 43-101 and the SEC standards.

In addition, this AIF uses the terms “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” to comply with the reporting standards in Canada. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, US investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

Tahoe Resources Inc.

While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information concerning descriptions of Mineralization, Mineral Resources and Mineral Reserves contained in this AIF may not be comparable to information made public by US companies subject to the reporting and disclosure requirements of the SEC.

CORPORATE STRUCTURE

INCORPORATION AND OFFICES

We were incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.” Our name was changed to “Tahoe Resources Inc.” on January 13, 2010. Our head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511. Our registered and records office is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

We currently have four wholly-owned subsidiaries: Tahoe Resources USA Inc., a company incorporated under the laws of Nevada on February 2, 2010; Tahoe Swiss A.G., a company incorporated under the laws of Switzerland on May 20, 2010; Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados on March 16, 2010; and Minera San Rafael, S.A., a company incorporated under the laws of Guatemala on April 5, 2010.

GENERAL DEVELOPMENT OF OUR BUSINESS

DEVELOPMENT OF OUR BUSINESS

OVERVIEW

Since our incorporation in November of 2009, we have completed an initial public offering (“IPO”) of our Shares, listed our Shares on the TSX, acquired the Escobal mine Assets in Guatemala, completed an offering of our Shares under a short form prospectus filed in all provinces of Canada, commenced exploration and development activities of the Escobal mine, completed Escobal preliminary economic assessments in November 2010 and May 2012, received approval of our Escobal Environmental Impact Statement from MEM, listed our Shares on the NYSE in May 2012, obtained the final exploitation license for the Escobal mine in April 2013, completed construction and commissioning of all major mine and plant components and declared commercial production in January 2014, completed the Escobal Feasibility Study including publication of our initial Mineral Reserve statement in November 2014, commenced paying a dividend in December 2014, and concluded our inaugural year of commercial production within the production and cost guidance established by the Company at the beginning of 2014.

IPO AND PRIVATE PLACEMENT

The IPO of 58,000,000 Shares at a price of CAD$6.00 each for gross proceeds of CAD$348 million was completed on June 8, 2010, the day of listing our Shares on the TSX. At that time, an additional 47,766,000 Shares were paid to the vendor company as part of the acquisition cost for the Escobal mine. On June 17, 2010, we issued a further 5,800,000 Shares at a price of CAD$6.00 per Share, pursuant to the exercise of the over-allotment option in connection with our IPO, for additional gross proceeds of CAD$34.8 million.

On December 23, 2010 the sale of 24,959,692 Shares at a price of CAD$14.10 each for gross proceeds of CAD$351.9 million was completed through a short form prospectus filed in each of the provinces of Canada and by private placement outside of Canada.

ESCOBAL MINE ASSETS

We acquired the Escobal mine Assets on June 8, 2010 pursuant to the terms of the Transaction Agreement, which was negotiated at arm’s length. The Acquisition was completed contemporaneously with the closing of our IPO. The Escobal mine Assets were held by San Rafael, a Guatemala corporation, owned by GHL and ERHL. In turn, ERHL was owned by the Vendors. On June 8, 2010 and pursuant to the Acquisition, we acquired from the Vendors all of the issued and outstanding shares of ERHL and the shares of San Rafael held by GHL. Subsequent to the Acquisition, the Vendors transferred their Shares to Goldcorp, and Goldcorp and the Company entered into an amendment and restatement of the Shareholders’ Agreement.

Annual Information Form for the Year Ended December 31, 2014

INDEBTEDNESS

The Company entered into and drew down a $50 million credit facility (the “facility”) on June 4, 2013 with a major international lender. The facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (“LIBOR”) plus a margin of 6%. The proceeds have provided additional working capital and supported general corporate purposes during mine and mill commissioning.

On January 2, 2014, the Company expanded the original facility agreement and drew an additional $25 million to ensure adequate working capital through continued ramp up of the Escobal mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the US$ LIBOR plus 7.25% .

In July 2014, the Company amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

On September 3, 2014, the Company repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million is anticipated to be repaid as scheduled from operating cash flows.

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, ERHL and MSR.

Additionally, the facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge without consent, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other entity.

2015 DEVELOPMENTS

On February 9, 2015, the Company entered into the Arrangement Agreement with Rio Alto for a business combination of the two companies pursuant of a plan of arrangement. Under the terms of the Arrangement, each issued and outstanding common share of Rio Alto will be exchanged for 0.227 of a Share and CAD$0.001 in cash. Upon closing of the Arrangement, existing Tahoe and Rio Alto shareholders will own approximately 65% and 35% of the combined company, respectively.

Based on the closing price of the Shares on the TSX of CAD$17.64 on February 6, 2015, the offer implies consideration of CAD$4.00 per Rio Alto share which represents a premium of 22.1% to the closing price of Rio Alto shares of CAD$3.28 on the TSX on February 6, 2015 and a premium of 20.3% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015. The boards of directors of each of Tahoe and Rio Alto have determined that the Arrangement is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.

The completion of the Arrangement is subject to the approval by at least 66.67% of the votes cast by shareholders of Rio Alto at a special meeting. In accordance with the rules of the TSX, the Company has obtained written consent from its shareholders with ownership, control or direction over more than 50% of the outstanding Shares approving the issuance of Shares as consideration under the Arrangement.

In addition to Rio Alto shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement is expected to close in April 2015.

The Arrangement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a CAD$57.6 million termination fee payable to the Company under certain circumstances.

Tahoe Resources Inc.

Upon completion of the Arrangement, the Company’s executive management and Board is expected to be comprised as follows:

Executive Management

C. Kevin McArthur	Executive Chairman

Alex Black	Chief Executive Officer (currently President and Chief Executive Officer of Rio Alto)

Ronald W. Clayton	President and Chief Operating Officer

Mark Sadler	Vice President and Chief Financial Officer

Tim Williams	Vice President Operations

Brian Brodsky	Vice President Exploration

Edie Hofmeister	Vice President Corporate Affairs

Board

C. Kevin McArthur	Executive Chairman and Director

Alex Black	Director (currently Director of Rio Alto)

A. Dan Rovig	Lead Director

Tanya Jakusconek	Director

Paul B. Sweeney	Director

James S. Voorhees	Director

Drago Kisic Wagner	Director (currently Director of Rio Alto)

Kenneth F. Williamson	Director

Dr. Klaus Zeitler	Director (currently Director of Rio Alto)

Annual Information Form for the Year Ended December 31, 2014

INTERCORPORATE RELATIONSHIPS

Our corporate structure as of the date of this AIF is as follows:

THE TRANSACTION AGREEMENT AND SHAREHOLDERS’ AGREEMENT

The significant terms of the Transaction Agreement and the Shareholders’ Agreement entered into in connection with the Acquisition are as follows:

•

The purchase price of approximately $500 million (the “Purchase Price”) was satisfied by the payment of $224,570,000 in cash and the issuance to the Vendors of 47,766,000 Shares and the payment of a success fee consisting of $2.2 million in cash and the issuance of 364,304 Shares;

•

The Shareholders’ Agreement provides Goldcorp with Board nomination rights for so long as Goldcorp and its affiliates hold 20% or more of the issued Shares. Until the most recent amendment and restatement of the Shareholders’ Agreement effective February 9, 2015, Goldcorp was entitled to have three nominees appointed to the Company’s Board, and such entitlement was exercised through Goldcorp having the right to nominate these individuals as directors of the Company at each meeting of shareholders at which directors were to be elected. A. Dan Rovig retired from the Goldcorp Board in 2014, leaving Kenneth F. Williamson and John P. Bell (see “Directors and Executive Officers”) as Goldcorp’s nominees on the Company’s Board. Pursuant to the terms of the February 9, 2015 amendment and restatement of the Shareholders’ Agreement, Goldcorp is currently entitled to have one nominee appointed to the Company’s Board (Kenneth F. Williamson). The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Company’s Board;

•

The Company had a 20 km area of interest for its benefit around the Escobal mine until June 8, 2013 and Goldcorp and its affiliates had an area of interest for their benefit varying from 20 to 50 km around certain of their projects until June 8, 2013;

•

As long as Goldcorp and its affiliates hold at least 20% of the issued Shares, Goldcorp and its affiliates have a right to maintain their percentage interest in the issued Shares by participating in the issuance of additional Shares for cash or cash equivalents. If Shares are issued on a non-cash transaction, Goldcorp may maintain its percentage interest in the issued Shares through the next issue of Shares for cash or cash equivalents to be undertaken by the Company; and

•

Until the first to occur of (i) Goldcorp and its affiliates cumulatively ceasing to beneficially own at least 20% of the issued Shares for a continuous period of at least 30 days, (ii) June 8, 2015 or (iii) C. Kevin McArthur ceasing to be the Chief Executive Officer of the Company, (A) Goldcorp is subject to standstill provisions in respect of the Company and its securities, subject to exceptions that relate to a change of control of the Company and, (B) provided that the Company has complied with the terms of Goldcorp’s Board nomination rights, Goldcorp will not vote its Shares at meetings of shareholders in favour of any nominee directors who are not nominated by the Board. Upon completion of the Arrangement, C. Kevin McArthur is expected to cease being the Company’s Chief Executive Officer, which would terminate Goldcorp’s obligations as described in this paragraph.

Tahoe Resources Inc.

LEGAL

APPEAL BEFORE THE CONSTITUTIONAL COURT

On July 23, 2013, the Court of Appeals in Guatemala (“the Court”) held that MEM should have conducted a hearing of a written opposition to the Escobal mine exploitation license during the permitting application process. The Court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal mine exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Escobal mine exploitation license. MEM and the Company have appealed the Court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court’s decision, MEM will likely be compelled to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November 2013. The Constitutional Court is expected to issue a ruling in the case sometime in the near future.

GARCIA ET AL. V. TAHOE

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. Filed by seven Guatemalan plaintiffs, the lawsuit alleges that Tahoe is directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. Tahoe believes the claim has no merit.

Annual Information Form for the Year Ended December 31, 2014

DESCRIPTION OF OUR BUSINESS

OVERVIEW OF OUR BUSINESS AND STRATEGY

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop and operate high quality precious metals assets in the Americas. Our principal objectives at this time are to optimize Escobal operations and to continue expanding the Mineral Resource and Mineral Reserve base through exploration and development of the Escobal vein and other veins identified in the region.

We will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, we will undertake early-stage exploration activities to ensure an orderly and steady development of exploration targets. See “General Development of Our Business – Development of Our Business – 2015 Developments” for details on the proposed business combination with Rio Alto.

THE SILVER INDUSTRY

Demand for silver is based on investment demand, industrial and decorative uses, photography, jewelry and silverware. Together, these categories represent more than 90% of annual silver consumption.

Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and the ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.

Tahoe Resources Inc.

Silver prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business”. A chart indicating silver prices since January 1, 1999, is set out below.

Source: Bloomberg

As of March 11, 2015, the London Fix price of silver was US$15.64.

PRODUCT

The Company produces metal-bearing concentrates. Silver, gold, lead and zinc are recovered by differential flotation, producing silver-rich lead concentrates and zinc concentrates which are sold to third-party smelters under concentrate sales arrangements. Silver sales for the year ended December 31, 2014 totaled $350.3 million. No revenues from the sale of by-product metals (gold, lead, zinc) exceeded 15% of the total consolidated revenue.

SPECIALIZED SKILL AND KNOWLEDGE

Most aspects of our business require specialized skills and knowledge in the areas of geology, engineering, exploration and development, environmental management, corporate social responsibility and accounting. We have a number of employees with extensive experience in mining, engineering, geology, exploration and development in Guatemala, including C. Kevin McArthur, Vice Chair and Chief Executive Officer, Ronald W. Clayton, President and Chief Operating Officer, Brian Brodsky, Vice President Exploration, Charlie Muerhoff, Vice President Technical Services and Don Gray, Vice President Operations and Guatemala Country Manager, who left his positions at MSR and Tahoe, effective February 13, 2015. Mr. Gray was replaced by Tom Fudge, Vice President of Guatemala Operations. Mr. Fudge previously served as the General Manager of the Escobal mine.

Mr. McArthur is an experienced mining engineer with over 30 years of engineering, mine building and mine operations experience, including over eight years in the role of President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Brodsky was Goldcorp’s Exploration Manager for Central America. Mr. Clayton was Senior Vice President, Operations, for Hecla Mining Company before joining the Company. He, Mr. Muerhoff and Mr. Fudge have many years of underground silver mining experience, including significant Latin American operating experience. Mr. Muerhoff is a Qualified Person as defined by NI 43-101 and has worked in the mining industry for over 25 years.

Annual Information Form for the Year Ended December 31, 2014

EMPLOYEES

As at the date of this AIF, Tahoe Resources USA employs fewer than 30 employees at our office in Reno, Nevada and MSR employs more than 900 employees in Guatemala.

FOREIGN OPERATIONS

The Escobal mine is located in Guatemala, and as such is exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business” “–Operations in Guatemala”, “– Obtaining and Renewing Licenses and Permits”, “– Title to Assets” and “– Governmental Regulation”.

COMPETITIVE CONDITIONS

We compete with other entities in the search for and acquisition of mineral properties. As a result of this competition, we may be unable to acquire attractive properties in the future on terms we consider acceptable. We also compete for financing with other resource companies. There is no assurance that additional capital or other types of financing will be available to us if needed, or that, if available, the terms of such financing will be favourable to us. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business”, “–Competition for New Properties” and “– Financing Requirements”.

CYCLES

We are a producer of silver. See “Description of Our Business – The Silver Industry” for details of the demand for silver and the market price for silver.

ENVIRONMENTAL AND SOCIAL ACTIVITIES

The Company is committed to conducting business honestly and ethically everywhere we operate. We aspire to deliver long term shareholder value through sustainable economic and social development in the communities where we work. We strive to minimize the environmental effects of our operations, to provide a safe and healthy workplace for all our employees and contractors and to promote sustainable businesses and social programs in the communities where we operate.

ENVIRONMENT

We recognize that all development comes with some impacts. We are dedicated to the highest standards of responsible environmental stewardship. We honour this commitment by meeting or exceeding local governmental regulations and operating our projects to North American standards. See “Description of Our Business – Escobal mine – Environment” and “– Reclamation”. We have review processes in place which are designed to prevent or minimize environmental incidents or impacts, to evaluate incidents and operating practices and to create action plans and operating procedures to prevent reoccurrence. The Board oversees the Company’s environmental management through the Health, Safety, Environment and Community Committee.

In 2014, we continued to work with local communities to help them upgrade water systems and infrastructure programs. The Company also advanced its partnership with San Carlos University in Guatemala to conduct health and environmental baseline studies. We also worked with independent consultants on community needs assessments to guide further programs in the vicinity of the Escobal mine.

CORPORATE SOCIAL RESPONSIBILITY

2014 Alignment with International Protocols and Best International Practices

In the latter half of 2013 and throughout 2014, the Company worked to align its policies and practices with the United Nations Guiding Principles on Business and Human Rights (“Guiding Principles”), the Voluntary Principles on Security and Human Rights and the Equator Principles. The adoption of these standards reflects the Company’s evolution from a junior exploration company to a major silver producer following receipt of our final operating permits in 2013. The Company finalized a comprehensive Social Impact Assessment and outlined its strategies to avoid, minimize or mitigate real or perceived social impacts in its Social Management Plan. We also implemented a new grievance mechanism to align with the Guiding Principles and the International Finance Corporation Performance Standards.

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2014 Corporate Social Responsibility (“CSR”) Projects

Key MSR projects in 2014 (some of which are ongoing) include:

Regional Coffee Growers: A coffee-eating fungus, known as “coffee rust”, has invaded a third of Guatemala’s coffee crops and is threatening many of the coffee farms in the vicinity of the Escobal mine. In 2014 MSR supported more than 2,000 coffee growers from eight municipalities, with a coffee rust control program. MSR donates fungicide to farmers and provides training sessions and technical visits.

Reforestation Program: Over 100,000 small trees were planted in the reforestation program. Approximately 165 hectares of land were reforested and 73 forest management plans were formulated to promote forest-growth incentives for local landowners.

Education Programs: MSR sponsored “Discovering the Earth” science clubs in which 275 children conducted experiments and learned about the vegetable, animal and mineral kingdoms. MSR’s Exploration Department also taught participants about the rock cycle and the importance of minerals. Approximately 2,800 San Rafael Las Flores (“SRLF”) students received backpacks filled with school supplies including pencils, notebooks, crayons and rulers. MSR provided scholarships to 223 primary, secondary and university-level students to pay for tuition, school supplies, uniforms, and room and board. Afterschool math and reading lessons were organized for more than 640 Santa Rosa high school students. MSR and Glasswing International co-sponsored 10 teachers’ salaries in Casillas and provided science training for extracurricular activities. MSR supported two debate clubs at middle schools located in SRLF and Casillas; more than 70 students participated in the debate about topics such as gender equality.

Education Infrastructure Projects: Education projects completed during the year occurred in San Rafael City (upgrades to preschool, middle school and high school bathrooms, kitchens, classrooms and construction of playground; Sabana Redonda (upgrades to elementary school classrooms and construction of bathrooms, playground and kitchen); Amberes (upgrades to elementary school bathrooms, kitchen and classrooms); El Barrialito (upgrades to preschool kitchen and classrooms and construction of retainer wall and playground); and Barrera (construction of elementary school bathrooms and upgrades to kitchen and classrooms).

Vocational Training Center: The center provided 24 different classes including apparel construction, welding, jewelry making, entrepreneurship and English as a second language lessons. Additional business courses were offered to increase community members’ skills to supply service to the company and initiate procurement opportunities. Later program offerings will include training in other trades and technical careers such as auto mechanics, electro mechanics, and others. Program implementation is being managed through a joint effort between MSR and INTECAP (a quasi-government vocational training organization).

Avocado Program: Implementation of this program continued locally and expanded to six regional municipalities. MSR donated over 3,800 root-grafted Hass avocados and provided technical assistance to approximately 349 farmers.

Health Projects: Infrastructure assessments identified improvements to two water systems in La Cuchilla and Las Nueces and one drainage system in Amberes. MSR upgraded the maternity wing of the Santa Rosa hospital in Cuilapa City.

Veterinary Services: In coordination with the five local and regional municipal health centers, MSR provided vaccinations to 1,252 local farmers’ livestock and provided 316 additional veterinary services.

Other Local Development Projects:

•	A two-month soil conservation and fertilizer program was completed benefiting 400 community members;

•	MSR educated more than 250 children and youth about nutrition and agricultural production through school vegetable garden initiatives; and

•	Livestock and domestic animal training was provided to more than 250 community members to teach the importance of proper animal care and strategies for disease prevention.

Annual Information Form for the Year Ended December 31, 2014

Ex-landowners’ Association

The Company entered into a profit-sharing program in the form of an NSR royalty of 0.5% to be shared by a local association of former owners of the Escobal Mine lands (“Association”). The Association receives payments approximately every quarter via a trust instrument administered by an independent party. Of this 0.5%, 10% will be allocated to development projects identified by the Association.

Capacity Building for Expected Royalty Funds

One of the Company’s CSR priorities is to promote education and business opportunities in the vicinity of the Escobal mine. This includes capacity building among locals to recognize, analyze and address their community needs by more effectively controlling and using their own resources in addition to available external resources, including royalty funds. To this end, the Company sponsors governance capacity-building workshops for 250 community leaders located in SRLF, Santa Cruz Naranjo, Barberena and Casillas. These workshops aim to increase democratic participation by educating citizens about their rights and responsibilities and encouraging them to participate in the development of their society and to make the most efficient use of revenues to meet those needs.

Organizational CSR Initiatives

CentraRSE-ISO 26000: The Company is a member of the local CSR organization in Guatemala, comprised of more than 100 companies committed to operating using responsible business practices. As part of this membership, the Company participated in the IndicaRSE assessment - a survey tool based on international best practices (International Standardization Organization or ISO 26000) that is used in Central America. Survey findings are being used internally to assess the MSR organization and strengthen MSR’s performance in several key areas: corporate governance; labor practices; environmental sustainability; supplier/procurement/purchasing (practices, policies and ethics); and economic development.

Business for Social Responsibility (“BSR”): The Company is a member of BSR and retained the organization to assist in implementing policies and practices aligned with the Guiding Principles, including designing a new grievance program and human rights policy, the Voluntary Principles on Security and Human Rights, including human rights trainings for security contractors, and the Equator Principles, a risk management framework, adopted by financial institutions, for determining, assessing and managing environmental and social risk in projects subject to financing.

Local Stakeholder Engagement

Most of MSR’s 900+ employees come from local areas near the Escobal mine. In 2014 MSR continued to develop its employee engagement and education programs based on a socio-economic baseline study of employees and families.

The Company engaged FUNDES (a non-profit organization) to conduct an economic development program to support the development of local businesses in SRLF. FUNDES’ mission is to strengthen the business capacity of local commercial enterprises to improve their market reach and to achieve sustainable results. In 2014 FUNDES trained six local business associations: the Jewelry Association, Truckers Association, SRLF Livestock Association, SRLF Small Farmers Association, Women’s Dairy Producers Association and the Agricultural Cooperative. FUNDES conducted business assessments of each association and provided training to increase production, to generate local employment opportunities and to increase revenue.

Community Outreach

Presentations: Held informative presentations reaching over 2,800 residents of the municipality of SRLF and additional regional municipalities about the benefits and characteristics of the Escobal mine.

Site Visits: Hosted more than 1,500 site visits to the Escobal mine made by COCODES (village leadership councils), school teachers, university students, businesswomen and local farmers, among others.

Dialogue Meetings: Held outreach and dialogue meetings throughout SRLF with approximately 160 key stakeholders to discuss community development plans and to analyze stakeholder concerns.

Volunteer Activities: Organized four volunteer activities in which 755 volunteer hours were donated by 47 MSR employees and 102 community members to renovate local schools by gardening, painting and cleaning.

Food and Nutrition: Designated $2.3 million to support the food and nutrition needs of rural families in Guatemala.

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Environmental Stewardship: MSR was selected by MEM to implement the Cultivating Good Water program in its local communities. MSR is the first mining company to adopt this program which engages both public and private sectors and local communities to share the responsibilities of natural resource management. In 2015, MSR will partner with multi-stakeholder groups to implement sustainable development programs to conserve a local watershed, the El Dorado.

Royalty Agreement

In 2014 the Company’s voluntary royalty program offered economic and social development to the communities impacted by the project. Of the total 5% royalty paid by the Company, 1% was mandatory and split equally between the federal government and the SRLF local municipality. The Company paid the remaining 4% voluntarily, of which 1.5% was paid to the federal government, 1.5% paid to SRLF, and the remaining 1% distributed equally among the surrounding six regional municipalities. For 2014, the Company paid a total of $5.8 million in royalties which includes $4.6 million in voluntary royalties.

The distribution was as follows:

•	$0.6 million mandatory royalty to the Guatemalan Federal government;

•	$0.6 million mandatory royalty to SRLF;

•	$1.7 million voluntary royalty to the Guatemalan Federal government;

•	$1.7 million voluntary royalty to SRLF; and

•	$1.2 million voluntary royalty to the six regional municipalities.

See “Description of Our Business - Doing Business in Guatemala – Mining” for details on the updated royalty rates effective January 1, 2015, as set out in the updated Guatemalan mining law.

DOING BUSINESS IN GUATEMALA

MINING

The Escobal mine is located in Guatemala. The State of Guatemala owns all mineral deposits within Guatemala. MEM may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first-time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license) and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. Mineral licenses are “coordinate staked” (filed only referenced to UTM coordinates) and no monuments are located on the ground. No physical survey of exploration license boundaries is required.

Details with respect to each type of license are set out below.

License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.

MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder.

Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses.

Under the 1997 Guatemalan mining law, a mandatory royalty of 1% was payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and is based on the value of sale consigned in the national market or international exchange. On January 26, 2012, the administration and the Mining Industry Association agreed to general terms in a royalty agreement that resulted in the industry voluntarily paying higher royalties to the national and local governments. On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the 1997 Guatemalan mining law, the Escobal Royalty Agreement committed the Company to pay a 5% Net Smelter Return (“NSR”) royalty on the concentrates sold from Escobal mine production. Under the Escobal Royalty Agreement 2% benefitted SRLF communities, 2% benefitted the Federal government and an additional voluntary 1% benefitted certain outlying municipalities in the Departments of Santa Rosa and Jalapa. The first royalty payment was made to participating municipalities and MEM on January 30, 2014.

Annual Information Form for the Year Ended December 31, 2014

On November 28, 2014, the Guatemalan government passed legislation, amending the 1997 mining law and increasing mandatory royalties to 10%. The royalty increase is the only proposed change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. President Otto Perez Molina signed and approved the legislation which subsequently became law, effective January 1, 2015.

The law requires that the Company pay a 9% royalty directly to the federal government and a 1% royalty to the local municipality in which the project is located for a total royalty payment of 10%. This represents an additional 5% royalty to the Company’s current combined statutory and voluntary royalty program and effectively ended the Company’s voluntary royalty of 4% under the terms of the Escobal Royalty Agreement. The new law is currently being challenged in the Guatemalan Constitutional Court. For financial reporting purposes, as of January 1, 2015, the Company commenced accruing royalty payments at the 10% legislated rate.

Licenses and Permitting

Reconnaissance Licenses: A reconnaissance license is typically granted for a six-month term, and may be extended on request for an additional six months, or on application for an exploration license, until the grant of the exploration license. This license can cover an area from 500 to 3,000 km2 and gives the holder the exclusive right to identify and locate possible areas for exploration within the license’s boundaries. A holder of a reconnaissance license is obligated to begin field projects within 30 days after grant of the license, to give immediate notice to the regulators of discovery of minerals other than those described in the license, to file reports within three months after the completion of each period of reconnaissance, and to compensate third parties, such as surface rights holders, for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with MEM before undertaking reconnaissance activities. On application, a reconnaissance license may be converted to an exploration license.

Exploration Licenses: An exploration license is typically granted for a three-year term and may be extended on request for two additional two-year terms, or on application for an exploitation license, until the grant of the exploitation license. With each extension, the surface area must be reduced by 50%; however, in certain cases this 50% reduction requirement can be modified and reduced. An exploration license covers an area of up to 100 km2 (the area may be greater than 100 km2 if deemed necessary for the mining project as demonstrated by a technical-economic study; however, such a decision would be at the discretion of MEM). An exploration license allows the holder the exclusive right to locate, study, analyze and evaluate the deposits that have been granted within the license’s boundaries. The licensee is obligated to begin field projects within 90 days after grant of the license, to give immediate notice to regulators of discovery of minerals different from those described in the license, to file reports within three months after the completion of the exploration year, and to compensate third parties for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with MEM before undertaking exploration activities. In addition, an environmental assessment must be filed with the MARN for approval prior to undertaking exploration activities.

Exploitation Licenses: An exploitation license is typically granted for a 25-year term and may be extended, on request, for an additional 25-year term. An exploitation license legally is considered to be a real property title, of limited term, that may be recorded at the property registry and may be mortgaged for the exclusive purpose of obtaining financing for operations within the license of exploitation. Exploitation licenses cover an area not greater than 20 km2 (the area may be larger if deemed necessary for the mining project as demonstrated by a technical-economic study). An exploitation licensee has the exclusive right to develop the deposits that have been granted within the license’s boundaries. If minerals different from those authorized in the license are discovered, the licensee has the right to augment the license to include the new minerals.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by MARN. Upon grant of an environmental approval, the applicant must also arrange for the issuance of a bond for environmental protection. Once an exploitation license is granted, the licensee must begin operations within 12 months after grant of the license, present a copy of the Commercial Patent (also referred to as a business license) within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impacts caused by operations.

Tahoe Resources Inc.

Permitting: Other permits required in connection with exploitation activities include a municipal construction license, a forestry license, export credentials, a communications license, explosives storage, use and transportation licenses, a substation and electric transmission permit and a license for the import and use of raw materials and chemicals. The licensee must also settle the mine’s closure plan and reclamation bond with MARN, and may be required to obtain surface rights for access, either by lease or purchase.

FOREIGN INVESTMENT

Applicable Guatemalan law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala and repatriation of capital out of Guatemala.

TAXATION

Income tax

Income tax must be paid on income generated in Guatemala and may be paid either under the general regime or the optional regime. After tax legislation was passed in early 2012, the general regime was changed from a rate of 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and liquidated on an annual basis. The new regime went into effect January 1, 2013. The rate was 28% in 2014 and will be 25% in 2015 and thereafter. The optional regime rate was 6% of taxable income (total income less exempt income) paid monthly which increased to 7% in 2014 and thereafter. Corporations must adopt one of the two regimes and commit to a regime each December. After assessing the individual impact of each regime on earnings attributable to common shareholders, we adopted the optional regime for 2014. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest.

Dividends

Starting January 1, 2013, dividend payments have a tax rate of 5%. All dividend payments are subject to tax, notwithstanding the shareholder’s nationality. A 3% stamp tax is payable on dividends, civil and mercantile contracts and cash payments unless the Company’s operations are subject to the payment of a Value Added Tax of 12% (which is applicable to sales of goods and services, as well as imports and land). If dividends are paid through the delivery of a coupon, the payment may be exempt of stamp tax. The holder of an export license may import, free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives that will be used in the production of the items to be exported.

ISO

Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay on a quarterly basis, the Impuesto de Solidaridad, (“ISO”) included in Decree 73-2008. The ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the optional regime are ISO exempt.

Royalty

Up to December 31, 2014, the Company paid a 5% NSR royalty (1% mandatory, 4% voluntary) on the concentrates sold from the Escobal mine production. Effective January 1, 2015, the royalty increased to a 10% NSR. See “Description of Our Business - Doing Business in Guatemala – Mining” for details on the updated royalty rates effective January 1, 2015, as set out in the updated Guatemalan mining law.

ENVIRONMENTAL

Guatemala has environmental legislation that forbids bringing into the country contaminating products and materials that are banned in their country of origin, as well as various substances, residues, radioactive materials and waste that can infect, contaminate or degrade the environment.

An environmental mitigation study must be filed with MEM before undertaking reconnaissance or exploration activities. In addition, an environmental assessment must be filed with MARN for approval prior to undertaking exploration activities.

Annual Information Form for the Year Ended December 31, 2014

In order to obtain the exploitation license, MSR prepared an environmental impact study for review and approval by MARN. Upon grant of the license in April 2013, the Company also arranged for the issuance of a bond for environmental protection and obtained an environmental license pursuant to Guatemalan regulations. Once the exploitation license was granted, the Company complied with all exploration permitting regulations including 1) beginning operations leading to the exploitation of the deposit within 12 months after grant of the license, and 2) presenting a copy of the Commercial Patent within six months after grant of the license. The Company files reports quarterly to MARN. A report is filed within three months after the end of each calendar year pursuant to MEM requirements.

POWER LINE

Organized resistance previously impeded the Company’s attempts to install a power line along an approved right of way. The Company installed contractor supplied diesel-fired generator power which is sufficient to operate the project up to 4500 tpd. The Company continues to assess alternative power strategies to reduce power costs.

RISK FACTORS

Our operations are subject to the normal risks associated with mineral exploration, development and production. The continued commercial success of the Escobal mine and the acquisition of additional mineral interests will be subject to numerous factors beyond our control. Certain of these risk factors are discussed below.

RISKS RELATING TO OUR BUSINESS

Dependence on the Escobal Mine

The Escobal mine is currently the Company’s sole operation. As a result, unless we acquire additional property interests, any adverse development affecting the Escobal mine could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Reserves, profitability, financial performance and results of operations of the Company. Ongoing development and operation of the Escobal mine depends upon Tahoe’s ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of the Escobal mine is also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Failure to do so will have a material adverse impact on our operations and potential future profitability.

Operations in Guatemala

The Escobal mine is located in Guatemala which has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Guatemala suffers from social problems such as a high crime rate and uncertain land tenure for many indigenous people, which could adversely affect the Escobal mine. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on the Escobal mine land, challenging the boundaries of such land, impeding Escobal mine activities through roadblocks or other public protests or attacks against Escobal mine assets or personnel.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, extortion, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

Tahoe Resources Inc.

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for the operation and expansion of the Escobal mine or for the development, construction and commencement of mining at the Escobal mine. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Operating History

We have a limited history of operations and commercial production. As a newly producing company, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of production.

Operating Cash Flow

Failure to achieve anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.

Metal Price Fluctuations

The majority of our revenue is derived from the sale of silver and, to a lesser degree, gold, lead and zinc. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of silver and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes, international economic and political conditions, interest rates, currency values and inflation. Declining market prices for these metals could materially adversely affect our future operations and profitability.

Indebtedness

As of March 11, 2015, the Company had aggregate consolidated indebtedness of $50 million. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled principal payments, pay interest on or refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. Unexpected delays in production or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt facility becomes due in June of 2015. If the Company is unable to generate such cash flow to timely repay the debt, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Company’s credit facility require it to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present these covenants do not restrict the Company’s ability to conduct its business as presently conducted, there are no assurances that in future the Company will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the credit facility and would allow the lender to accelerate the debt.

Annual Information Form for the Year Ended December 31, 2014

Financing Requirements

Any changes to our current projections or any new development activity, whether at the Escobal mine or elsewhere, may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of Shares to raise required capital will likely be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the silver industry in particular), our status as an enterprise with a limited production history, the location of the Escobal mine in Guatemala and the price of silver, gold, lead and zinc on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. Further, if the price of silver and other metals on the commodities markets decreases, then revenues from the Escobal mine will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain necessary capital on reasonable terms may materially adversely affect our future operations and profitability.

Licenses and Title to Assets

The validity of the licenses related to the Escobal mine can be uncertain and may be contested. There is no assurance that applicable governmental bodies will not revoke or significantly alter the conditions of applicable licenses that are required by the Escobal mine. Changes to Guatemalan laws, including new mining legislation or adverse court rulings could materially and adversely impact our rights to exploration and exploitation licenses necessary for the Escobal mine. See “Description of Our Business – Doing Business in Guatemala” and “– Risk Factors – Risks Relating to Our Business – Operations in Guatemala”.

There is no guarantee that title to the Escobal mine or surface rights will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims or undetected title defects.

In Guatemala, legal rights applicable to exploration and exploitation licenses are different and separate from legal rights applicable to surface lands. Accordingly, title holders of licenses must reach agreement with surface land owners on adequate remuneration to compensate for mining activities on their land. Not all surface rights are registered interests such that there may be doubt concerning the ownership of surface rights and the validity of agreements related to surface rights.

Governmental Laws and Regulations

Our operations, exploration and development activities are subject to the laws and regulations of Guatemala that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations at the Escobal mine. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. We have competent and well-trained individuals and consultants to assist us with compliance with such laws and regulations, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.

Tahoe Resources Inc.

Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel.

Mine Concentrate Transportation and Marketing Risk

Concentrates containing combinations of silver, gold, lead and zinc are produced at the Escobal mine and loaded onto highway road vehicles for transport to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. The Company could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on the Company’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the mine’s products will be entered into and/or renewed on acceptable terms.

Environmental Hazards

All phases of our operations with respect to the Escobal mine are, and will continue to be, subject to environmental regulation in Guatemala. Environmental legislation in Guatemala involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist on the Escobal Mine. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities on the Escobal mine. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Annual Information Form for the Year Ended December 31, 2014

Mineral Resource and Reserve Calculations are Only Estimates

Any figures presented by us for Mineral Resources and Mineral Reserves in this AIF will only be estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the Mineral Resource and Mineral Reserve estimates included in this AIF for the Escobal mine are well established and reflect management’s best estimates, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which resources may be reclassified as Proven or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs to operate the Escobal mine will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

Unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of silver, gold, lead and zinc prices would impact our revenues, profits, losses and cash flow, continued recessionary pressures could adversely impact demand for our production, volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs and the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Tahoe Resources Inc.

Competition for New Properties

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.

The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions.

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and development schedules.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening of the US dollar against the Guatemalan quetzal could have a significant effect on our results of operations. We may from time to time engage in foreign currency trading activities in order to minimize these effects on our operating results.

Developments Regarding Indigenous Peoples

To the best of our knowledge, although indigenous people may have inhabited the area at one time, there are no indigenous populations currently living in the immediate area of the Escobal mine site. In 2014, the Company engaged with indigenous communities that expressed an interest in the Escobal mine and to date, more than 70 indigenous community members have visited the Escobal mine. In addition, indigenous peoples have participated in the Company’s avocado and coffee rust prevention programs and received donations of agricultural supplies and musical instruments through its social investment program. The Company also attended workshops with the Guatemalan government and other private sector organizations to promote the elimination of all forms of racial discrimination against indigenous groups.

According to Guatemala’s most recent census--National Institute of Statistics (Census 2002)--SRLFs population is 99.6% “Ladino”, meaning of Hispanic origin and non-indigenous. Nevertheless, laws and movements respecting the acquisition of lands and other rights of indigenous communities may alter decades-old arrangements made by prior owners of the lands where the Escobal mine is located. We used commercially reasonable efforts in our dealings to ensure all land-related agreements were entered into in accordance with applicable laws, but there is no guarantee that future laws and actions will not have a material adverse effect on our operations at the Escobal mine or on our financial position, cash flow and results of operations.

Community Action

In recent years, communities of both indigenous people and others, and non-governmental organizations (“NGOs”) in Guatemala have become more vocal and negative with respect to mining activities in the country. These communities and NGOs have taken such actions as road closures, work stoppages and initiating lawsuits for damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights (“IACHR”), alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, for support for their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal mine and on the Company’s financial position, cash flow and results of operations.

Annual Information Form for the Year Ended December 31, 2014

Claims and Legal Proceedings

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. These matters may give rise to legal uncertainties or have unfavourable results. We will carry liability insurance coverage and mitigate risks that can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct, in the BCA and other applicable laws.

Production Decision

The Company did not base its initial production decision on a feasibility study of Mineral Reserves, but subsequently in November 2014, published the NI 43-101 compliant Escobal Feasibility Study demonstrating the economic and technical viability of the Escobal mine.

RISKS RELATING TO OUR SHARES

Market Price of Shares and Volatility

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our Shares is also likely to be significantly affected by short-term changes in silver or other mineral prices or in our financial condition or results of operations. Other market-related factors unrelated to our performance that may affect the price of the Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Shares may affect an investor’s ability to trade significant numbers of Shares; the size of our public float may limit the ability of some institutions to invest in Shares; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Shares is expected to make the Share price volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Shares, dilute shareholders’ voting power and reduce future potential earnings per Share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Share.

Tahoe Resources Inc.

In addition, in connection with any equity financing by the Company, the dilution to the relative proportion of the equity of the existing shareholders of the Company may be increased in the event Goldcorp exercises its anti-dilution rights under the Shareholders’ Agreement. Such rights are exercisable by Goldcorp as long as Goldcorp and its affiliates beneficially own at least 20% of the number of the issued and outstanding Shares. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

Significant Shareholder

As at March 11, 2015, Goldcorp owns 58,051,692 Shares, representing approximately 39% of the current issued and outstanding Shares. Subject to applicable law and to contractual protections negotiated by us, Goldcorp may, as a practical matter, be able to cause the Company to effect corporate transactions without the consent of other shareholders and cause or prevent a change in control of the Company. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”. Upon completion of the business combination with Rio Alto, Goldcorp’s Share ownership is expected to represent approximately 26% of the Shares expected to be issued and outstanding at that time.

Dividends

The Company’s policy and payment of cash dividends will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividends and Distributions”.

THE ESCOBAL MINE

RECENT ACTIVITIES AT THE ESCOBAL MINE

The Company achieved commercial production at the Escobal mine on January 14, 2014. In 2014, the mine processed a total of 1.25 million tonnes of ore with average feed grades of 585 g/t Ag, 0.42 g/t Au, 0.93% Pb, and 1.43% Zn; recovering 20.3 million ounces of silver, 10,893 ounces of gold, 10,359 tonnes of lead, and 13,394 tonnes of zinc in concentrate. Metal recoveries into each of the lead and zinc concentrates met or exceeded expectations.

The Escobal mine and processing facilities are operating at design capacity, with capital development and stope development and production at levels to sustain the 3,500 tpd processing rate. Mill throughput in 2014 averaged 3,413 tpd, including the first quarter ramp-up period. Now that the Escobal mine has reached operational design parameters, the Company is focused on optimizing mining and processing procedures.

In November 2014, the Company released the Escobal Feasibility Study which demonstrated the feasibility of the Escobal mine, updated the Mineral Resource Estimate, and supported the Company’s initial declaration of Proven and Probable Mineral Reserves. At January 23, 2014, Measured and Indicated Mineral Resources stood at 434 million ounces of silver at an average silver grade of 346 g/t. At July 1, 2014, Proven and Probable Mineral Reserves for the Escobal mine were 31.4 million tonnes with an average silver grade of 347 grams per tonne, containing 350.5 million ounces of silver in the life of mine plan. The Escobal Feasibility Study predicts average annual silver production in excess of 19 million ounces (22.4 million silver-equivalent ounces) over the first ten years of the mine life. The Feasibility Study also estimates the remaining capital to expand the production rate from 3,500 tpd to 4,500 tpd to be $24.3 million. All expansion capital and life of mine sustaining capital are expected to be funded by the Company’s existing cash balance and projected future cash flow from the Escobal mine.

Expanding mine production to 4,500 tpd requires the purchase of additional underground equipment, increased paste backfill capacity, and additional tailing filtering capacity. Equipment purchases have been initiated and the upgraded backfill plant and additional tailing filter unit are expected to be commissioned and operational to support the planned schedule to reach the increased throughput goals by mid-year 2015. We expect capital costs to remain within the 2015 guidance the Company released on January 20, 2015 and available on www.sedar.com or on the Company’s website.

The Company employed 885 people in Guatemala at the end of 2014, excluding expatriate staff. The extensive safety and training programs implemented in 2014 have resulted in reductions in employee accidents and safety incidents and increased productivity in all areas of operations - surface operations, process plant operations, and underground mine operations.

Annual Information Form for the Year Ended December 31, 2014

PROJECT SETTING, LOCATION, ACCESS AND INFRASTRUCTURE

The Escobal mine is located in southeast Guatemala, approximately 40 km east-southeast of Guatemala City and 2 km east of the town of SRLF in the Department of Santa Rosa. SRLF has a population of over 3,000 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. The majority of the workforce is derived from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 millimetres. Average temperatures vary between 14°C and 33°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal mine rises to an elevation of 2,600 metres. Vegetation is characterized by natural mountain forest species that consist of oak, pine and cypress tree varieties and lower strata scrub-brush species.

There is a high voltage electrical line that extends to the town of SRLF, which has potential to be upgraded to handle the anticipated load requirements for the Escobal mine. The Company’s long-term expectation is that electrical power may be provided to the project from Guatemala’s existing national grid by means of connecting to the existing SRLF substation at a voltage level of 69 kilovolts, and constructing a new 7 km 69kv line to site. Power line installation along the highway right-of-way commenced in September 2012 but was interrupted by protestors. Given the civil unrest, the Company implemented plans to provide diesel generator power for the mine in order to prevent delay to the production schedule. Power generation is more than adequate to support full scale production and is expected to be available for as long as the Company chooses to utilize this option. The Company is evaluating alternative sources of power for the Escobal mine including recommencement of the power line work.

In 2011, the Company established communication facilities at the mine site including telephone and internet services. Water wells within the Escobal mine area are capable of providing sufficient water for the Escobal mine without impacting local residents or communities. Sufficient land has been purchased to host the required tailings, waste rock, process plant facilities, and underground access for the mining operation. Water wells have been developed within the Escobal mine area to provide water for mining and process needs. Potable water is brought to the project from outside sources as needed.

HISTORY

The Escobal property dates back to 1996 when Entre Mares prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in the company’s database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal vein. An exploration license was applied for in October 2006 and was granted in March 2007. Exploration drilling commenced in May 2007 and is ongoing.

In early 2010, Goldcorp, predecessor owner of the Escobal mine, reported a Measured and Indicated Mineral Resource estimate for the Escobal property of 6.97 million tonnes at 0.63 g/t Au and 580.3 g/t Ag and an Inferred Resource of 13.15 million tonnes at 0.53 g/t Au and 443.4 g/t Ag. Goldcorp did not release a technical report to support the Mineral Resource declaration at that time.

Four NI 43-101 Technical Reports have been completed on the Escobal property or mine as follows:

•	AMEC Americas Ltd. in April 2010;

•	M3 Engineering & Technology Corporation in November 2010;

•	M3 in May 2012 (reissued July 2013); and

•	M3 in November 2014.

The technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 forms the basis of Tahoe’s operational plans for the Escobal mine as discussed herein. All scientific and technical information in this AIF relating to updates to the Escobal mine disclosure since the date of Escobal Feasibility Study has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

Tahoe Resources Inc.

2014 ESCOBAL FEASIBILITY STUDY

We engaged M3, an independent mining and engineering consulting firm, of Tucson, Arizona to supervise the preparation of the Escobal Feasibility Study issued on November 5, 2014, which is available for viewing on SEDAR under our profile and on our website at www.tahoeresourcesinc.com. The Escobal Feasibility Study contains an updated Mineral Resource estimate, the Company’s initial Mineral Reserve statement and an economic analysis demonstrating the viability of the Escobal mine. The effective date of the Escobal Feasibility Study is November 5, 2014; the effective date of the Mineral Resource estimate is January 23, 2014; and the effective date of the Mineral Reserve estimate is July 1, 2014.

The Qualified Person and principal author of the Escobal Feasibility Study is Conrad Huss, P.E., of M3. All M3 personnel who contributed to the study were supervised by Mr. Huss. The Qualified Person responsible for the review of the civil and environmental aspects of the Escobal mine is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing, process flow sheets, and process plant at the Escobal mine is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the tailings and waste rock facility at the Escobal mine is Jack Caldwell, P.E., of Robertson GeoConsultants Inc. of Vancouver, British Columbia, an independent engineering consulting firm. The Qualified Person responsible for the review of the geology, drilling, sampling methodology, sample preparation and analysis, data verification, and for preparing the Mineral Resource estimate for the Escobal mine, is Paul Tietz, C.P.G., of Mine Development Associates (“MDA”) of Reno, Nevada, an independent mining consulting firm. The Qualified Person responsible for the Mineral Reserve estimate and review of mining methods, mine infrastructure, and production scheduling is Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC of Cypress, Texas, an independent mining consulting firm.

The November 2014 Feasibility Study forms the basis for the operating and production plan for the Escobal mine.

MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

Mineral Tenure

The Escobal mine is 100% owned by the Company through its wholly-owned subsidiary Minera San Rafael, S.A, and currently comprises two mineral licenses covering approximately 79.9 km² on the Escobal vein and extensions. These include the Escobal exploitation license covering 20 km² and the Juan Bosco exploration license covering 59.9 km². In addition, there are a number of applications for reconnaissance and exploration licenses associated with the Escobal mine. The granting of these license applications is still pending.

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. According to Guatemala law, after 2014, no additional extensions will be permitted and an exploitation license application must be made. Prior to the application for an exploitation license, a pre-feasibility study, mine plan and environmental impact assessment must be completed.

The Oasis, Lucero and Andres exploration licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and December 17, 2007, respectively, and were transferred to Minera San Rafael as part of the Acquisition in 2010. On July 8, 2011, an application was submitted to MEM for the Escobal exploitation concession, covering 20.0 km2 of area over the Escobal vein designated for mine development in the original Oasis exploration concession. On October 21, 2011, MARN notified the Company that it had approved the Exploitation EIS and on April 3, 2014, MEM approved the Escobal exploitation concession for a period of 25 years. Upon filing of the Escobal exploitation concession application, three new exploration concessions (Oasis I, II, III) were requested to occupy the area liberated through elimination of the original Oasis concession. Similarly, new exploration concessions were requested over areas covered by the Andres (Andres I and II) on May 12, 2014 and Lucero (Lucero I and Lucerito) on August 8, 2014, after completion of the original seven year holding period on these concession areas.

In addition to the granted exploration and exploitation licenses, applications for the Soledad and El Silencio reconnaissance licenses were submitted to MEM in 2006 and 2010, respectively. The granting of these license applications is still pending.

In an attempt to encourage revision of the mining law that had been proposed in 2012, Guatemala President Otto Perez Molina asked Congress in July to approve a two-year temporary moratorium on the granting of new mining and exploration licenses. Congress has taken no action on the proposal. The Company’s existing licenses, including the Escobal exploitation license, have not been affected by the President’s request.

Annual Information Form for the Year Ended December 31, 2014

Figure 2 – Escobal mine Concession Map

The following table shows concession type, size and application/grant/expiry dates for all MSR concessions:

Concession License No.	Type	Area (km2)	Application Date	Approval Date	1st Extension Approved
OASIS LEXR-040-06	Exploration	40.0	10/25/2006	3/15/2007	4/27/2010
LUCERO LEXR-041-06	Exploration	30.8	10/25/2006	7/20/2007	3/29/2012
SOLEDAD SR-03-06	Recon.	802.5	12/6/2006	pending
ANDRES LEXR-030-07	Exploration	40.0	5/18/2007	11/6/2007	3/29/2012
EL OLIVO SEXR-029-07	Exploration	36.0	5/18/2007	pending
JUAN BOSCO SEXR-089-08	Exploration	59.9	11/12/2008	5/9/2012
PUENTE QUEBRADO SEXR-049-09	Exploration	3.0	10/9/2009	pending
MELISSA SEXR-050-09	Exploration	3.0	10/9/2009	pending
VALENCIA SEXR-050-10	Exploration	7.0	8/23/2010	pending
GRANADA SEXR-054-10	Exploration	5.0	10/6/2010	pending
CRISTINA SEXR-055-10	Exploration	52.5	10/6/2010	pending
EL SILENCIO SR-06-10	Recon.	1,098.1	11/4/2010	pending
CIPRESES SEXR-048-09	Exploration	3.0	10/09/2009	pending
PAJAL SEXR-058-11	Exploration	66.0	5/4/2011	pending
ESCOBAL LEXT-015-11	Exploitation	20.0	7/8/2011	04/03/2013
EL DURAZNO SEXR-104-11	Exploration	48.8	7/29/2011	pending

Tahoe Resources Inc.

Concession License No.	Type	Area (km2)	Application Date	Approval Date	1st Extension Approved
PAJARITA SEXR-104-11	Exploration	57.0	7/29/2011	pending
TERESA SEXR-109-11	Exploration	68.5	8/17/2011	pending
OASIS I SEXR-117-11	Exploration	12.8	8/31/2011	pending
OASIS II SEXR-118-11	Exploration	7.0	8/31/2011	pending
OASIS III SEXR-119-11	Exploration	0.2	8/31/2011	pending

Yearly payments are made to MEM for each concession based on concession size and a graduating “concession age” factor. For exploration concessions the current holding cost amounts to approximately $400 to $1,200 per km2. For exploitation concessions a fixed cost of approximately $1,500 is charged per km2. Required payments are current for all concessions held by the Company.

There are no defined work requirements to keep an exploration concession valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with the MEM on an annual basis. The Company has filed exploration activity reports with MEM for all exploration and exploitation concessions each year as required.

Surface Rights

In Guatemala, the surface rights are independent of mining rights and must be negotiated separately. There is no allowance for expropriation in Guatemala. Approximately 281 hectares of surface rights have been acquired or are under contract by the Company. These surface rights are sufficient to provide for our operations at the Escobal mine, including areas for tailings disposal, waste rock disposal, processing plant, and ancillary surface facilities.

Royalty

Up to December 31, 2014, the Company paid a 5% NSR royalty (1% mandatory, 4% voluntary) on the concentrates sold from the Escobal mine production. Effective January 1, 2015, the royalty increased to a 10% NSR. See “Doing Business in Guatemala – Mining” for details on the updated royalty rates effective January 1, 2015, as set out in the updated Guatemalan mining law. See “Description of Our Business – Doing Business in Guatemala – Mining”.

PERMITS

Operations at the Escobal mine are conducted under permits and licenses issued by MEM and MARN. All required permits for surface and underground activities are in place. The environmental approvals and requirements for the Escobal mine from MARN are specified in Resolution 3061-2011/DIGARN/ECM/beor, dated October 19, 2011. Exploitation activities are authorized by MEM through exploitation license LEXT 015-11, dated April 3, 2013. The export of concentrates from the Escobal mine is licensed through MEM, with annual renewal requirements. The Company’s export license (EXPORT-TI-17-2014) is current and valid.

ENVIRONMENT

We have implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal, which addresses operating, reporting, and mitigation procedures for surface and underground operations. Based on our due diligence in respect of the Acquisition, our completed and approved Exploitation EIS and our activities at the Escobal mine since that time, we have identified and, where applicable, mitigated potential material environmental liabilities through our Environmental Impact Management Program.

Our environmental management mandate is to meet or exceed North American standards, practices and regulations. No impacted materials are directly discharged from the site. Impacted water is treated when necessary to meet or exceed industry standards prior to being released into the environment. Our Environmental Impact Management Program for the Escobal project commenced in 2011 and includes the following:

•	Filtered and dry stacked tailings;

•	Lined storm water and waste water facilities;

•	A concurrent reclamation program;

Annual Information Form for the Year Ended December 31, 2014

•	Process water recovery and recycling;

•	Process/contact water treatment systems;

•	Surface and groundwater monitoring programs; and

•	Underground paste backfill.

The Company estimates the present value of asset retirement obligations at $3.5 million to reclaim the Escobal mine at the end of the mine life. As at December 31, 2014, we had recorded the full amount of this reclamation liability. No liability has been recorded for environmental disturbance associated with our exploration drill pads and drill roads since they are concurrently reclaimed as part of the drilling process as soon as drilling is finished.

GEOLOGY AND MINERALIZATION

The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal mine is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events. The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization over a 2,400 metre lateral distance and 1,200 metre vertical range in three zones; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.

Drilling at the Escobal mine property was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal mine and we have continued drilling since that time. Drilling has been carried out using a combination of contracted and company-owned drills. As of December 31, 2014, a total of 481 surface drill holes (204,323 metres) have targeted the Escobal vein system. An additional 674 diamond drill holes (77,231 metres) were completed from underground drill stations using company-owned drills for stope definition. All vein intercepts at the Escobal mine were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled with NTW-size drill core.

The Escobal vein is one of numerous vein showings recognized in the district. Using the geologic model developed for the Escobal vein, prospective areas were evaluated throughout the region to identify drill-viable targets that occur within our currently held license areas. Through the end of 2014, initial drill testing of vein targets outside of the Escobal exploitation concession has consisted of 16 drill holes totaling 4,964 metres.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

The drill core for the Escobal mine is photographed, logged for geologic and geotechnical properties and sampled at the project site. Geologists determine sample intervals based on geologic and/or mineralogic changes. The drill core is generally sampled at 1.0 -meter to 1.5 -metre lengths though sample intervals can be defined from less than one metre in zones of discreet mineralization to over three metres in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.

Exploration core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag while the remaining half core is replaced in the core box for future reference. The samples are then taken to SRLF where they are stored in Minera San Rafael’s secured office/warehouse facility until they are picked up by Inspectorate, an independent commercial laboratory. Inspectorate operates a sample preparation facility in Guatemala City and couriers the sample pulps to their facility in Reno, Nevada USA for analysis. Inspectorate holds sample pulps in secured storage in Guatemala City.

Underground definition drill core is normally sampled in its entirety, with the samples placed in plastic bags with sample tags. Samples are stored in a secure location at the Escobal mine site until they are either picked up by, or delivered to, Inspectorate. Inspectorate holds sample pulps in secured storage in Guatemala City and returns coarse reject to the mine.

Tahoe Resources Inc.

Inspectorate has been the primary analytical laboratory for all Escobal mine drill sample preparation and analysis, with only minor exceptions. All samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at the Escobal mine. Gold is analyzed by fire assay with atomic absorption (AA) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using fire assay and gravimetric methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe have conducted quality assurance and quality control (QA/QC) programs throughout all of the drill campaigns at the Escobal mine, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks.

MINERAL RESOURCES

The Mineral Resource estimate for the Escobal mine as published in the November 2014 Feasibility Study contains 433.9 million ounces of silver classified as Measured and Indicated Mineral Resources and 9.3 million ounces of silver classified as Inferred Mineral Resources, with significant amounts of gold, lead, and zinc reported in both resource categories. The effective date of the Escobal Mineral Resource estimate is January 23, 2014. A summary of the Measured, Indicated and Inferred Mineral Resources, using a cut-off grade of 130 g/t silver-equivalent, is provided in the following table:

NOVEMBER 2014 ESCOBAL FEASIBILITY STUDY: SUMMARY OF MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured Resources	6.5	511	0.40	0.91	1.59	107.4	85	59	104
Indicated Resources	32.5	313	0.32	0.68	1.12	326.5	333	221	364
Measured + Indicated	39.0	346	0.33	0.72	1.20	433.9	418	281	467
Inferred Resources	1.4	224	1.24	0.25	0.47	9.3	50	3	6

Mineral Resources for the Escobal vein were estimated from approximately 58,600 samples obtained from 842 surface and underground diamond drill core holes, totaling 231,326 metres. Data verification for the Mineral Resources as reported in the November 2014 Escobal Feasibility Study was supervised by Paul Tietz, CPG, of MDA. Data verification included verification of drill locations in the field, review of sample handling and data collection procedures, and independent verification sampling/assaying of drill core. MDA also completed a full audit of the Escobal database, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades.

MDA modeled and estimated the Escobal mine Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3).

Silver-equivalent value for determining the resource cut-off grade was calculated using metal prices of $22.00/oz Ag, $1,325/oz Au, $1.00/lb Pb, and $0.95/lb Zn, with no metal recovery factors applied. The effective date of the Escobal Mineral Resources estimate is January 23, 2014.

MINERAL RESERVES

The Escobal Proven and Probable Mineral Reserves total 31.4 million tonnes at average grades of 347 g/t Ag, 0.33 g/t Au, 0.74% lead and 1.21% zinc containing 350.5 million ounces of silver, 335,600 ounces of gold, 232,100 tonnes of lead and 381,600 tonnes of zinc. A summary of the Escobal Mineral Reserves estimate is provided in the following table:

NOVEMBER 2014 ESCOBAL FEASIBILITY STUDY: SUMMARY OF MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven Reserves	6.0	457	0.37	0.86	1.51	87.8	70.8	51.7	90.2
Probable Reserves	25.4	321	0.32	0.71	1.14	262.7	265.2	180.4	291.3
Proven + Probable	31.4	347	0.33	0.74	1.21	350.5	335.6	232.1	381.6

The Escobal Mineral Reserves were estimated by Matthew Blattman, P.E., of Blattman Brothers Consulting LLC. Blattman completed a mine design and schedule from the Measured and Indicated Resources based on the actual production and development methods and rates from the Escobal mine.

Annual Information Form for the Year Ended December 31, 2014

Cut-off grades to define the Mineral Reserves were calculated from the NSR value of the resource model blocks minus the production cost to account for variability in mining method and metallurgical response. NSR value was determined using metal prices of $22.50 per ounce silver, $1,300.00 per ounce gold, $0.95 per pound lead and $0.90 per pound zinc. By using a slightly optimistic value for silver, the continuity of the ore-grade mineralization along the edges of the mineral deposit provided for more realistic stope design. Mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal mine, and engineering first-principles were used to derive operating costs and revenue.

Proven and Probable Mineral Reserves include 31% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 20% and 9% of the dilution total, respectively. Paste backfill dilution accounts for about 2%. Resources within the mine plan classified as Inferred have been given metal grades of zero. Blattman acknowledges that lower dilution rates may be attainable when mining.

The effective date of the Escobal Mineral Reserves Estimate is July 1, 2014. The reserve model has been depleted to account for Mineral Resources extracted prior to this date. Mineral Reserves are inclusive of Mineral Resources.

MINING

The Escobal mine is accessed via two primary declines (East Central and West Central ramps) which provide access to the Central and West zones of the deposit. A third internal primary ramp is currently being driven into the East Zone from the East Central ramp. Access ramps are driven from the main ramp system to establish sublevel footwall laterals driven parallel to the vein on 25m vertical intervals. Primary and secondary development headings are mined 5 m wide by 6 m high with arched backs. The primary ramps are typically driven at a maximum gradient of -15%.

Underground development of the Escobal mine commenced in May 2011, with construction of the East Central and West Central decline portals; after which ramp development began. Through the end of 2014, approximately 10,800 metres of capital development and 400 metres of vertical development (ventilation raises) have been completed.

Mining is being done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The stopes are accessed from the footwall laterals. Through the end of 2014, approximately 11,000 metres of stope development has been completed. Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress.

Filtered tails from the process plant are combined with cement and water to make a structural fill (paste backfill) for filling the underground voids produced from stope mining. The paste backfill plant is centrally located on the surface above the Central zone and produces backfill for delivery via a system of ceramic-lined steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings and allow for maximum recovery of the resource.

Through December 31, 2014, the Escobal mine delivered 1.43 million tonnes of ore with estimated average grades of 584 g/t Ag, 0.45 g/t Au, 0.91% Pb, and 1.34% Sn to the surface stockpile.

PROCESSING

Ore from the Escobal mine is processed by differential flotation producing lead concentrates with high precious metal (silver and gold) grades and zinc concentrates with a lesser precious metal component. The original design basis for the processing facility is 3,500 tonnes of ore per day or 1.28 million tonnes per year; though the installed crushing, grinding, flotation and concentrate processing components were sized for the contemplated increased throughput rate of 4,500 tpd. Mill commissioning was initiated in the second half of 2013 with the first metal concentrates produced on September 30, 2013. The Company declared commercial production in January 2014 with the completion of mill commissioning and continued to ramp up the mill throughput rate through the first half of 2014. The Escobal ore processing facility is now operating at design levels and with metal recoveries generally meeting or exceeding design expectations.

Ore is transported from the underground mine to a stockpile located proximal to the primary crusher, from where it is delivered by front end loader to the crusher. The ore is reduced via a three stage crushing circuit followed by a single ball mill. This is followed by a conventional lead-zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility are filtered, packaged into super sacks which are placed in containers, and loaded onto trucks for shipment to port for delivery to commercial concentrate smelters and metal refineries.

Tahoe Resources Inc.

Since the declaration of commercial production, the Escobal plant has processed 1.25 million tonnes of ore at average grades of 585 g/t Ag, 0.42 g/t Au, 0.93% Pb, and 1.43% Zn; producing 20.3 million ounces of silver, 10,893 ounces of gold, 10,359 tonnes of lead, and 13,394 tonnes of zinc contained in concentrate. Metal recovery into concentrates averaged 86.7% for silver, 64.0% for gold, 89.0% for lead, and 75.2% for zinc.

Expansion to 4,500 tpd requires additional tailing filtering capacity and modifications and/or upgrades to ancillary mill components, which the Company expects to complete by mid-2015 to accommodate the increased throughput.

TAILINGS AND WASTE ROCK FACILITY

Tailings produced by the Escobal process facility are filtered to approximately 16% to 18% moisture prior to delivery to the paste backfill plant or surface repository. Rather than using a traditional pond system, tailings produced by the Escobal process facility that are not returned to the underground mine as paste backfill will be “dry stacked” on the surface in an engineered facility. Unlike conventional tailings impoundments which are designed to retain water and tailings behind dam embankments and require large surface areas, dry stack facilities require a smaller footprint, have long-term structural integrity, and maximize water conservation.

The Escobal dry stack facility is built using development rock from the mine to construct rock buttresses at the face of the facility on 5-metre high lifts. Filtered tailings are trucked to the facility and placed behind the rock buttresses in 30-centimetre layers and compacted to minimize infiltration from precipitation. This process will be repeated throughout the life of the mine. The facility is underlain by a system of underdrains to collect water that may seep through the tailings and to divert shallow downslope-migrating groundwater. Surface waters are diverted around the facility through a series of water diversion channels constructed along the upslope perimeter of the facility.

The construction method of the Escobal dry stack facility allows for concurrent reclamation as each lift is completed, which will greatly simplify the closure of the facility in an environmentally sound manner. As successive lifts of the dewatered tails are placed and compacted behind the perimeter rock buttresses, the lower rock slopes will be covered with stockpiled topsoil and re-vegetated. At final closure, the vegetated slope will replicate the natural slopes of the surrounding topography.

TRANSPORTATION AND LOGISTICS

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway. Filtered concentrate is placed in one or two tonne super-sacks, placed in seagoing containers, and carried on highway tractor trailer units along paved highway to port for shipment to international smelters.

RECLAMATION

The entire facility for the Escobal mine has been designed and constructed with closure in mind, to the greatest extent practicable. The facilities are designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

The disturbance footprint of the Escobal mine site is approximately 100 hectares. Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the top surface will occur at final closure at the end of mine life. The present value of asset retirement obligations for the Escobal mine are currently estimated at $3.5 million.

2014 CAPITAL COSTS

During 2014, the Company’s total capitalized costs for the Escobal mine were $41.2 million. Sustaining costs totalled $21.2 million, comprising $9.6 million of underground development and $11.6 million of surface-related sustaining capital. Capitalized construction closeout costs were $5.7 million and other capitalized costs totalled $14.3 million.

Annual Information Form for the Year Ended December 31, 2014

DIVIDENDS AND DISTRIBUTIONS

In December 2014 the Company paid its inaugural cash dividend of $0.02 per Share, and additional $0.02 per Share dividends were paid in January and February 2015. Although the Company expects to continue paying monthly dividends, pursuant to the Company’s dividend policy, the continuation and amount of the dividend is to be determined by the Board, with regard to the earnings and financial requirements of the Company and other applicable conditions existing at such time. No dividends were declared or paid prior to December 2014.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares. As at the date of this AIF, 147,689,775 shares were issued and outstanding as fully paid and non-assessable Shares.

The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKET FOR SECURITIES

The Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The following table sets forth information relating to the trading of the Shares on both the TSX and NYSE for the months indicated.

TRADING HISTORY ON THE TSX

TRADING PRICE (CDN$)
2014	High	Low	Volume
January	20.53	16.85	5,252,500
February	26.23	19.15	5,510,400
March	27.16	22.64	5,679,200
April	25.00	22.39	2,950,000
May	25.66	22.20	3,481,800
June	28.14	22.36	3,775,300
July	29.82	27.17	4,758,200
August	30.15	27.26	3,616,800
September	27.54	22.47	3,998,800
October	24.43	19.00	6,746,500
November	20.58	17.68	5,769,200
December	19.45	15.96	5,875,500

TRADING PRICE (CDN$)
2015	High	Low	Volume
January	19.45	15.96	5,875,500
February	18.42	15.56	13,982,100

Source: http://finance.yahoo.com/q?s=tho.to

The price of the Shares as reported by the TSX at the close of business on December 31, 2014, the last business day of the year in Canada, was CAD$16.15 per share and on March 11, 2015 was CAD$15.09 per share.

Tahoe Resources Inc.

TRADING HISTORY ON THE NYSE

TRADING PRICE (US$)
2014	High	Low	Volume
January	18.42	15.73	1,627,000
February	23.68	17.27	2,437,600
March	24.48	20.46	3,174,800
April	22.75	20.33	2,230,200
May	23.63	20.46	1,651,700
June	26.23	20.48	2,966,200
July	27.48	25.45	4,036,500
August	27.55	25.00	2,500,300
September	25.21	20.05	2,159,400
October	21.73	16.85	3,801,900
November	17.97	15.61	4,508,300
December	15.25	11.33	4,880,100

TRADING PRICE (US$)
2015	High	Low	Volume
January	16.13	13.06	4,103,600
February	18.42	15.56	14,296,600

Source: http://finance.yahoo.com/q?s=taho

The price of Shares as reported by the NYSE at the close of business on December 31, 2014, the last business day of the year in the US, was $13.87 and on March 11, 2015 was $11.79 per share.

PRIOR SALES

In the 12-month period ended December 31, 2014, the Company granted 105,000 options and 248,000 share awards (consisting of 210,000 Deferred Share Awards granted on April 1, 2014, 3,000 Deferred Share Awards granted on August 12, 2014 and 35,000 Restricted Share Awards granted on May 8, 2014) under its Share Option and Incentive Share Plan adopted on April 20, 2010. The details of the options granted during the year ended December 31, 2014 are as follows:

Grant Date	Options Granted	CAD$	Expiry Date
April 1, 2014	42,000	$23.37	April 1, 2019
June 1, 2014	12,000	$22.49	June 1, 2019
June 2, 2015	12,000	$22.49	June 2, 2019
June 8, 2014	12,000	$23.18	June 8, 2019
August 12, 2014	12,000	$29.74	August 12, 2019
October 20, 2014	15,000	$23.68	October 20, 2019

Annual Information Form for the Year Ended December 31, 2014

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding our directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 9, 2015.

DIRECTORS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. KEVIN MCARTHUR(5) Reno, Nevada, United States	Vice Chair, Chief Executive Officer and Director	10-Nov-09	Vice Chair and Chief Executive Officer of the Company.
A. DAN ROVIG Reno, Nevada, United States	Director and Chair	8-Jun-10	Independent consultant.
LORNE B. ANDERSON(1) (2) Surrey, British Columbia, Canada	Director	14-Apr-10	Independent financial consultant.
PAUL B. SWEENEY(1) (3) Vancouver, British Columbia, Canada	Director	14-Apr-10	Independent business consultant.
JAMES S. VOORHEES(2) (4) Reno, Nevada, United States	Director	14-Apr-10	Independent director.
JOHN P. BELL(2) (4) Vancouver, British Columbia, Canada	Director	8-Jun-10	Independent director.
KENNETH F. WILLIAMSON(1)(3) Dwight, Ontario, Canada	Director	8-Jun-10	Independent director.
TANYA JAKUSCONEK(3) (4) Toronto, Ontario, Canada	Director	2-May-11	Senior Gold Research Analyst for Scotia Bank.

Member of:
(1)	Audit Committee.
(2)	Corporate Governance and Nominating Committee.
(3)	Compensation Committee.
(4)	Health, Safety, Environment and Community Committee.
Other:
(5)	Mr. McArthur was previously the President and Chief Executive Officer and was appointed Vice Chair and Chief Executive Officer effective March 12, 2014.

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. KEVIN MCARTHUR Reno, Nevada, United States	Vice Chair, Chief Executive Officer and Director	12-Mar-14	Vice Chair and Chief Executive Officer of the Company.
RONALD W. CLAYTON Reno, Nevada, United States	President and Chief Operating Officer	12-Mar-14	President and Chief Operating Officer of the Company.
MARK SADLER Reno, Nevada, United States	Vice President and Chief Financial Officer	7-Mar-13	Vice President and Chief Financial Officer of the Company.
BRIAN BRODSKY Reno, Nevada, United States	Vice President, Exploration	1-Jun-10	Vice President, Exploration of the Company.
EDIE HOFMEISTER Reno, Nevada, United States	Vice President, Corporate Affairs, General Counsel and Corporate Secretary	12-Mar-14	Vice President, Corporate Affairs, General Counsel and Corporate Secretary of the Company.

For details on the proposed changes to our executive officers and Board upon completion of the proposed business combination with Rio Alto, see “General Development of Our Business – Development of Our Business – 2015 Developments”.

Tahoe Resources Inc.

The principal occupation of each of the Company’s directors and executive officers within the past five years is disclosed in the brief biographies set forth below.

Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. He has been an Independent Financial Consultant to the minerals industry since 1998. Since 1998 he has served on the Boards of several mineral companies listed on the TSX Venture Exchange. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis. He has over 20 years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

John P. Bell, Director. Mr. Bell is a former Canadian diplomat, serving as Ambassador to Cote d’Ivoire, Brazil, and High Commissioner to Malaysia. He also served as Canada’s Chief Negotiator to the Rio Earth Summit (the United Nations Conference on Environment and Development). He was a Chief Federal Negotiator for Canadian Department of Indian and Northern Affairs from 1998 to 2006. He is currently a director of Goldcorp, and of the Canadian Network for International Surgery (CNIS). He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

Tanya Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

C. Kevin McArthur, Vice Chair of the Board and Chief Executive Officer. Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He served in a variety of management positions with Glamis starting in 1988, including acting as Glamis’ President and Chief Executive Officer from January 1, 1998 to November 14, 2006. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

A. Dan Rovig, Director and Chair of the Board. Mr. Rovig is currently a Director and Chair of the Board of the Company. He was a director and Chairman of the Board of Glamis from November 1998 to November 2006 and a director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Paul B. Sweeney, Director. Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Oceana Gold Corporation and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Annual Information Form for the Year Ended December 31, 2014

Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for the Company on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the US and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Ronald W. Clayton, President and Chief Operating Officer. Mr. Clayton was appointed Vice President and Chief Operating Officer of the Company on April 1, 2010 and President and Chief Operating Officer on March 12, 2014. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a 20- year career with Hecla Mining Company. Mr. Clayton was also Vice President – Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Edie Hofmeister, Vice President, Corporate Affairs, General Counsel and Corporate Secretary. Ms. Hofmeister was appointed Corporate Secretary of the Company on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

Mark T. Sadler, Vice President and Chief Financial Officer. Mr. Sadler was appointed Vice President and Chief Financial Officer of the Company on March 8, 2013. Mr. Sadler has over 25 years of experience in the mining industry having worked for Glencore Ltd. and Rio Tinto/Kennecott from 1990 to 2012 where he held various financial and commercial roles including General Manager Base Metal Concentrate Sales (Rio Tinto Copper), Director of Finance & Marketing / CFO (Kennecott Minerals Company) and Director of Raw Materials and Precious Metal Sales (Kennecott Utah Copper). Mr. Sadler began his career in 1985 at Grant Thornton LLP. He holds a B.S. degree in Accounting from the University of Utah and is a member of the Utah Association and American Institute of Certified Public Accountants.

As of the date hereof, our directors, executive officers and employees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,438,861 vested Shares, representing approximately 3.00% of the issued Shares before giving effect to the exercise of share purchase options and the receipt of Shares issuable pursuant to Deferred or Restricted Share Awards. The directors, executive officers and employees, as a group, held 212,000 Deferred Share Awards and 1,531,222 Options as at March 11, 2015.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Tahoe Resources Inc.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company that would affect material control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See “Description of Our Business – Risk Factors – Risks Relating to Our Business”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

On February 9, 2015, the Company entered into an amendment and restatement to the Shareholders’ Agreement with Goldcorp, pursuant to which the parties, among other things, reduced Goldcorp’s Board nomination right from three directors to one director. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

Annual Information Form for the Year Ended December 31, 2014

INTERESTS OF EXPERTS

The Qualified Person and principal author of the 2014 Escobal Feasibility Study is Conrad Huss, P.E., of M3 Engineering and Technology Corporation. All M3 personnel who contributed to the study were supervised by Mr. Huss. The Qualified Person responsible for the review of the civil and environmental aspects of the Escobal mine is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing, process flow sheets, and process plant at the Escobal mine is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the tailings and waste rock facility at the Escobal mine is Jack Caldwell, P.E., of Robertson GeoConsultants Inc. of Vancouver, British Columbia, an independent engineering consulting firm. The Qualified Person responsible for the review of the geology, drilling, sampling methodology, sample preparation and analysis, data verification, and for preparing the Mineral Resource estimate for the Escobal mine, is Paul Tietz, C.P.G., of Mine Development Associates of Reno, Nevada, an independent mining consulting firm. The Qualified Person responsible for the Mineral Reserve estimate and review of mining methods, mine infrastructure, and production scheduling is Matthew Blattman, P.E., of Blattman Brothers Consulting, LLC of Cypress, Texas, an independent mining consulting firm. All scientific and technical information in this AIF relating to updates to the Escobal mine disclosure since the date of Escobal Feasibility Study has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

The Company believes that at the date hereof, each of the authors of the Escobal Feasibility Study, Mr. Muerhoff and the employees and partners, as applicable, of M3 Engineering and Technology Corporation, Robertson GeoConsultants Inc., Mine Development Associates, and Blattman Brothers Consulting LLC beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

The independent registered public accounting firm of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected audited consolidated financial information is as follows:

	Years Ended December 31,
	2014	2013	2012	2011
Revenues	$350,265	$-	$-	$-
Net Earnings (Loss)	$90,790	$(65,597)	$(93,453)	$(69,166)
Net Earnings (Loss) Per Share
Basic	$0.62	$(0.45)	$(0.65)	$(0.48)
Diluted	$0.61	$(0.45)	$(0.65)	$(0.48)
Cash and Cash Equivalents	$80,356	$8,838	$164,561	$349,837
Total Assets	$975,628	$883,333	$852,943	$922,005
Total Liabilities	$97,568	$109,179	$21,646	$10,351
Total Shareholders’ Equity	$878,060	$774,154	$831,297	$911,654

(1)	In thousands of US dollars, except per share amounts.

Further discussion of the Company’s financial results is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited annual financial statements and the related Management Discussion and Analysis for the year ended December 31, 2014, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Management Information Circular dated March 11, 2015, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

Tahoe Resources Inc.

INFORMATION CONCERNING THE COMPANY’S
AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE’S DUTIES AND CHARTER

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.

On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The charter was amended effective April 13, 2012 in order to reflect certain requirements applicable to audit committees under Rule 10A-3(b) under the Exchange Act, in connection the Company’s successful application to list its common shares on the NYSE. The charter was further amended effective March 12, 2014, to include certain provisions clarifying the Audit Committee’s responsibilities with respect to the Company’s internal audit function, as required by Section 303A.07 of the NYSE Listed Manual. This amended charter is appended hereto as Appendix A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors: Paul Sweeney (Chairman), Lorne Anderson and Kenneth Williamson. Each of these individuals is independent and financially literate within the meaning of NI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Sweeney has been an independent business consultant since May 2011. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies. He has served on Audit Committees of a number of public companies and is a former Certified General Accountant of British Columbia.

Mr. Anderson is a Chartered Accountant. He was the Chief Financial Officer of Tyhee Gold Corporation from May of 2005 until January 16, 2012. He was a director and the Audit Committee Chairman for Selwyn Resources Ltd. He has been an Independent Financial Consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

PRE-APPROVAL POLICIES AND PROCEDURES

We have not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Annual Information Form for the Year Ended December 31, 2014

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

EXTERNAL AUDITOR AND OTHER PROFESSIONAL SERVICE FEES

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to ensure auditor independence. The following table sets out the aggregate fees billed in CAD$ for services performed during the years ended December 31, 2014 and 2013 for the category of fees described:

Financial Period	Audit Fees(1)	Tax Fees(2)	All Other Fees(3)
Jan. 1 – Dec. 31, 2014(4) Jan. 1 – Dec. 31, 2013	$615,121 $565,787	-- --	-- --

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, transfer price management, tax advice related to mergers and acquisitions, Canadian indirect tax issues, Directors, stock-based compensation, Company reorganization, and requests for rulings or technical advice from tax authorities. The external auditor provided no tax related services in 2013 or 2014.

(3)

“All Other Fees” include services related to the implementation of Sarbanes-Oxley compliance programs made necessary by the Company’s listing on the NYSE. The external auditor provided no other services in 2013 or 2014.

(4)	A portion of 2014 fees was billed in USD and translated at the average Bank of Canada noon exchange rate of 1.1045 for the period of January 1, 2014 to December 31, 2014.

AUDITOR PARTNER ROTATION

As a registrant with the United States Securities and Exchange Commission, the lead Deloitte audit partner and the concurring Deloitte audit partner cannot serve in those roles on the Tahoe audit team for more than five consecutive years. Deloitte audit partners of Tahoe subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Tahoe’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

Tahoe Resources Inc.

APPENDIX A – TAHOE AUDIT COMMITTEE CHARTER

THIRD AMENDED AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the “Committee”) is a committee appointed by the Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”). The Committee is established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

•	oversee the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•	oversee the qualifications, independence, appointment and compensation of the external auditor;

•	oversee the work of the Corporation's financial management and external auditor in these areas; and

•	provide an open avenue of communication between the external auditor, the Board and senior officers (“Management”).

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee and its Chair are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operations or performance of such activities.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.

The external auditor are responsible for planning and carrying out an audit of the Corporation’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

COMPOSITION AND PROCEDURES

Composition – The Committee shall be comprised of at least three members. None of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an “independent” director (as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading) and none of the members shall have participated in the preparation of the financial statements of the Corporation or any current subsidiaries of the Corporation at any time over the past three years.

All members of the Committee must be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading or if it is not so defined as that term is interpreted by the Board in its business judgment) or must become financially literate within a reasonable period of time after their appointment to the Committee.

Service on Multiple Audit Committees – If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular.

Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and at any time the Corporation proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held in person or by telephone and at any time deemed appropriate by the Committee.

Separate Executive Meetings – The Committee shall meet periodically in separate executive sessions with Management (including the Chief Financial Officer), and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The external auditor will have direct access to the Committee at their own initiative.

Annual Information Form for the Year Ended December 31, 2014

Professional Assistance – The Committee may require the external auditor to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Corporation’s expense. Without limiting the foregoing, the Corporation shall provide appropriate funding, as determined by the Committee, for payment of such ordinary administrative expenses of the Committee as are necessary or appropriate in carrying out its duties.

Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditor as to any information technology, internal audit and other non-audit services provided by the external auditor to the Corporation and its subsidiaries.

Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities, the performance of the Corporation’s internal audit function and compliance with this Charter.

RESPONSIBILITIES OF THE COMMITTEE

Approval of Terms of Engagement of the External Auditor – The Committee shall make recommendations to the holders of the common shares of the Corporation (the “shareholders”) on the appointment or reappointment of the external auditor of the Corporation at each meeting of shareholders where such action is being taken (with such recommendation to be reflected in the proxy circular to be furnished to the shareholders in connection with each such meeting of shareholders), and shall have authority to terminate the appointment of the external auditor. The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditor. The Committee shall approve in advance all non-audit services to be provided to the Corporation and its affiliates by the external auditor.

Review of Independence – The Committee shall review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

Auditor Reports – The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the auditor, and any other reports which the Committee may require.

Hiring Former Employees of the Auditor – The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor. Oversight and Monitoring of Audits – As required by section 2.2 of National Instrument 52110, Audit Committees, as adopted by the Canadian Securities Administrators, the Corporation shall require the external auditor to report directly to the Committee. The Committee shall review with the external auditor the audit function generally, the audit procedures to be used and the timing and estimated budgets of the audits. The Committee shall discuss with the external auditor any difficulties or disputes that arose with Management during the course of the audit and the adequacy of Management’s responses in correcting audit related deficiencies and the Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices – The Committee shall, as it deems necessary, oversee, review and discuss with Management and the external auditor:

•	the quality, appropriateness and acceptability of the Corporation’s accounting principles and practices used in its financial reporting, changes in the Corporation’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

•	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by Management from an independent auditor with respect to the accounting treatment of a particular item;

•	any material change to the Corporation’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditor or which may result from proposed changes to applicable generally accepted accounting principles;

•	the effect of regulatory and accounting initiatives on the Corporation’s financial statements and other financial disclosures;

•	any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

Tahoe Resources Inc.

•

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

•

any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

•	the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

•	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

•	Management’s determination of asset impairment, if any, as required by applicable accounting standards.

Disagreement Between Management and the External Auditor – The Committee shall review and resolve disagreements between Management and the external and internal auditor regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls – The Committee shall, as it deems necessary, exercise oversight of, review and discuss with Management and the external auditor:

•	the adequacy and effectiveness of the Corporation’s internal accounting and financial controls and their recommendations for the improvement of accounting practices and internal controls;

•	any material weaknesses in the internal control environment, including with respect to computerized information system controls and security; and

•	Management’s compliance with the Corporation’s processes, procedures and internal controls.

Dealing With Accounting Complaints – The Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the submission, anonymously or otherwise, by employees of concerns regarding questionable accounting or auditing matters and shall review periodically with Management these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation’s Financial Disclosures – The Committee shall:

•

review with the auditor and Management, and recommend to the Board for approval, the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Corporation’s annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation;

•

review with the auditor and Management, approve, and report to the Board regarding , each set of interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Corporation containing or accompanying financial information of the Corporation;

•

prior to their distribution, discuss earnings press releases with Management on a quarterly basis, and discuss financial information from time to time provided to analysts and ratings agencies, it being understood that such discussions may be done generally (by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each instance in which the Corporation gives financial information; and

•	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.

Oversight of Risks – The Committee shall meet periodically with Management to review:

•	the Corporation’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities; and

•	the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Oversight of the Corporation’s Internal Audit Function – The Committee shall:

•	review the activities and organizational structure of the internal audit function, as well as the qualifications of its personnel;

•	review the significant reports to Management prepared by the internal auditor and Management’s responses to such reports;

•	periodically review, with the senior internal auditor, any significant difficulties, disagreements with Management, or scope restrictions encountered in the course of the internal audit function’s work; and

Annual Information Form for the Year Ended December 31, 2014

•	review the budget and staffing for the internal audit function and any recommended changes in the planned scope of the internal audit.

REVIEW OF THIS CHARTER AND PERFORMANCE OF THE COMMITTEE

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

The performance of the Committee shall be evaluated with reference to this Charter annually.

Tahoe Resources Inc.